August 1, 2006

Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Washington, D.C.  20549-0404

Re:   Alternative Construction Company, Inc.
      Registration Statement on Form SB-2
      Response to SEC comment letter dated July 17, 2006 (the "Comment Letter") File No. 333-128191

Dear Ms. Long:

      Please find the Company's responses listed below to the Comment Letter referenced above.

      In addition to the comments associated with the Staff's questions, the following items were modified to reflect changes from our last response until the date of this response.


      A. On page 18, in the table reflecting the notes payable, we have recorded a subsequent event of the extension of certain expired or expiring notes.


      B. On page 29, in paragraph 5 under Certain Relationships and Related Transactions, the balance due to Avante Holding Group, Inc. under the Revolving Credit Agreement, was updated to reflect the current balance as of July 20, 2006.

      C. On page 2, Fee Schedule; page 3, Preliminary Prospectus; page 5, The Offering; page 9, Risk Related to our Common Stock; page 36, Registration Rights; changes we made to reflect the total underlying shares accounting for the removal of shares underlying a convertible note issued to PhoenixSurf.com from the Registration and to adjust the number of shares due because of additional interest that reflect the additional time required to file.

      D. On page 10, Our Preferred Stock May Cause Dilution, we added and clarified the status of the Preferred C issued stock.


      E. On page 25, Legal Proceedings, we have added a description of a threatened claim.


Set forth below are the Company's responses to the individual numbered paragraphs in the Comment Letter:

General

      1.    Please   disclose   whether   the   information   on   the   website
            www.sipstech.com is part of your prospectus.

Response

The discussion related to www.sipstech.com was modified to read as:

According to SIPSTech, Inc.,  www.sipstech.com (not incorporated by reference in this Prospectus), ....

      2. Please update your financial statements and related disclosures to the period ended June 30, 2006, if available.

Response


The Company has not completed its financial statements for the period ended June 30, 2006. Furthermore, while the disclosure of these statements is not required at the time of this response, the Company understands its obligation to provide timely financial information going forward.


Summary, page 5

      3. Please briefly describe Alternative Construction Technologies Corporation's business prior to being purchased by alternative Construction Company. We note the disclosure in the first paragraph on page 22.

Response

The following paragraph was added to this section:

      ACT was primarily performing research and development on its patented ACTech Panel(TM) and the patented safe room prior to the acquisition. During this time, ACT sold its product primarily to builders for commercial buildings and had introduced the product to Nelson LC in designing the school modular classroom known as the "Hybrid Classroom" as designed and developed by Florida Architects, Inc. in the state of Florida.

Risk Factors, page 7

      4. We note your response to our prior comment 7. However, you continue to refer to the audit report for your Predecessor's financial statements instead of the audit report for your financial statements. Please revise as appropriate.

Response

The following revision to the applicable line in the first paragraph where the word "Predecessor" has been removed to provide the correct statement referring to the current audited statements for ACC.

      As a result, our auditors have qualified their report on our financial statements for the period January 21, 2005 (date of acquisition) through December 31, 2005 with respect to the Company's ability to continue as a going concern.

Cash and Sources of Liquidity, page 18

      5. Your supplemental response to comment 16 of our April 25, 2006 letter appears to differ from the disclosure in the fourth paragraph on page 18. Please advise.

Response

In our previous response, the paragraph in the response letter was applicable to December 31, 2005 whereas in the SB-2, the correct date and the corresponding facts associated with March 31, 2006 were used. The paragraph that should have been inserted into the response letter is as follows:

      As of March 31, 2006, the short-term debt balance of Two Million Six Hundred Eleven Thousand Five Hundred and Nine ($2,611,509) Dollars (does not include the current portion of long-term debt) include One Million Eight Hundred Thirty-Five Thousand Five Hundred and Ninety-Two One ($1,835,592) will convert to equity as part of this filing and the shares will be registered accordingly. This registration statement is registering the resale of the common stock underlying this convertible debt rather than registering the conversion of the debt. The following table reflects the short-term debt of the Company as of March 31, 2006:

Regulatory Matters, page 23

      6. We note your response to Comment 18 of our April 25, 2006 letter. However, the first sentence in this section states "Our business is subject to federal and state laws and regulations adopted to protect the builders and end users of residential and commercial construction." Please advise.

Response

This paragraph was edited (the first part of the first sentence was deleted) in response to the Staff's comment to read as:

      The regulation of the use of the ACTech Panel (TM) is completed by state or local building officials responsible for Building Code relevant to the area in which our product is being utilized.

Product Distribution and Customers, page 24

      7. We partially reissue comment 19 of our April 25, 2006 letter. Please disclose the material terms of your distributor agreements such as the territory covered by each agreement. We note your statement under the Marketing section that you pay each distributor a percentage of the gross revenue for all shipments that occur within the United States.

Response

The following sentences were added in this section in response to the Staff's comment:

The standard terms associated with our distributor agreement grant a non-exclusive license to sell within the United States and Canada. The terms are for an initial two year period with one automatic two-year renewal period unless cancelled in writing. Each agreement defines payment terms as mutually agreed upon with set purchase prices based upon volume of sales during a 12 month period commencing upon first sale.

      8. We do not understand your supplemental response to Comment 20 of our April 25, 2006 letter that you have deleted reference to SouthEast Modular in the filing. On page 25 you state "Based upon projected orders forecast from SouthEast Modular, Nelson LC, and New Century Structures, Inc., ACC has projected a conservative 30% annual growth in the educational market, representing just 1.3% of the Florida educational capital improvement budget over the next five years." Please advise and elaborate on your relationship with New Century Structures, Inc.

Response

In the SB-2, the reference to SouthEast Modular was not properly deleted in our last amendment. The sentence referred to has been modified to read as:

Based upon projected orders forecast from Nelson LC and New Century Structures, Inc., ACC has projected a conservative 30% annual growth in the educational market, representing just 1.3% of the Florida educational capital improvement budget over the next five years.

In January 2006, Avante Holding Group, Inc. ("Avante") and New Century Structures, Inc. ("NCSI") agreed to an agreement whereas Avante would provide management, operations, administrative and financing services to NCSI. In exchange for said services, NCSI is paying Avante a monthly fee similar to the agreement between ACC and Avante. Additionally, Gina Bennett and Bruce Harmon, both officers of Avante, are serving as unpaid officers, COO and CFO, respectively, of NCSI. Ms. Bennett and Mr. Harmon serve similar roles for Avante. For ACC, Ms. Bennett serves as the Chief Compliance Officer whereas Mr. Harmon serves as the Comptroller. Avante, its officers and related parties hold shares of stock in NCSI. Ms. Bennett and Mr. Harmon do not own any shares of Avante stock. All transactions between ACC and NCSI are conducted on an arms length basis.

      9. Please disclose your entire supplemental response in prior comment 21 in the prospectus. Specifically, please disclose that the panels sold and shipped in 2005 were to Mexico and Kazakhstan and were one time sample orders.

Response

The following paragraph was added to this section in response to the Staff's comment:

      The Company has made two international sales in 2005 and 2006 which include one-time shipments to Mexico, which consisted of three sample homes, and Kazakhstan, which consisted of one home. There has been no commitment for additional sales in either country since the initial sample orders were shipped.

Suppliers, page 25

      10. We do not understand your response to comment 25 of our April 25, 2006 letter that you have removed reference to Dow Chemical as the reference remains. Also, please disclose that you pay Dow Chemical on an order by order basis in cash in order to receive discounted terms.

Response

We have added the last sentence to the applicable paragraph which clarifies the situation with Dow Chemical.

We currently use two primary material suppliers, Phoenix Metals Company ("Phoenix") and The Dow Chemical, Inc ("Dow"). Phoenix provides the steel for the SIPs whereas Dow provides the foam for the insulation for the SIPs. Other steel companies are capable of providing the steel, if needed. Other foam suppliers are being investigated and tested for use, if needed. We maintain a $500,000 credit line with one primary vendor (Phoenix Metals, Inc.) who supply raw materials. The credit line with Phoenix Metals is secured by a personal guarantee of the Chief Executive Officer, Michael W. Hawkins. The terms of payment for the credit line is standard 30 day terms upon receipt of invoice with no discount. The Company purchases from Dow on an order by order cash basis in exchange for a 6% pricing discount.

      11. Exhibit 10.23 does not appear to reflect a guarantee of Michael Hawkins or Avante Holding Group, Inc. Please advise.

Response

The guarantee for Phoenix Metals is by Avante Holding Group, Inc. The SB-2 disclosure was modified on page 18 under Cash and Sources of Liquidity to state the appropriate guarantor.

Marketing, page 26

      12. We do not understand your statement here that you have "two International Distributors and no Domestic Distributors" in light of the disclosure on page 24 that you maintain distribution agreements with companies in Georgia and Louisiana. Please advise.

Response

We have revised and struck language in this paragraph as it is inaccurate. The language in the paragraph to reflect the following changes:

We pay the distributors a percentage of gross revenue for all shipments that occur within the United States. The Company currently has two International
Distributors and two Domestic Distributors. Because of the political and financial instability of foreign markets where the Company has been exploring sales opportunities, the Company has decided to only concentrate on domestic sales prospects, at this time.

Selling Shareholders, page 30

      13. We note your supplemental response to prior Comment 32 regarding the fact that you sold a convertible note to PhoenixSurf.com in March 2006 and that you are seeking to register the resale of the underlying common shares. Please note that in general, securities sold privately while a pre-effective resale registration statement is on file must be registered for resale on a separate registration statement filed after completion of the private placement. Please either remove these shares from this registration statement, or discuss supplementally whether the registration statement is a general solicitation with respect to this private placement. This discussion should address any pre-existing relationship the company has with PhoenixSurf.com, how it was solicited to make the private placement and what disclosure materials PhoenixSurf.com received or considered with the private offering. We may have further comment.

Response

The shares underlying the PhoenixSurf.com convertible note has been removed from this Registration Statement. In connection with this investment, Phoenix Surf was provided a copy of the SB-2 and other related materials, that was disclosed to the public and executed a convertible note. Phoenix Surf was given no guarantees of filing or the registering of their shares. We have subsequently removed their registration from this filing and will follow on with an additional Registration after the completion, and within 90 days, of the successive registration hereto.

Convertible Notes, page 34

      14. Please revise to include a table which reconciles the convertible debt amounts to the total disclosed on page 18. This table can be similar to the one you supplementally provided us in your response to our prior comment 39.

Response

The  short-term  convertible  debt amount at March 31, 2006, and as reflected in
Note 6 to the Consolidated Financial Statements, was $1,760,592, as shown below:

            NAME                            ORIGINAL      INTEREST     TOTAL DUE
            ----                           ---------      --------     ---------
JMB Associates                               250,000        51,317       301,317
JMB Associates                               380,000        53,133       433,133
Paul Janssens                                529,894            --       529,894
Avante                                       350,000            --       350,000
Cecil Harmon                                  10,600           727        11,327
Southern Residential Enterprises              93,888        21,033       114,921
Steves Rodriguez                              20,000            --        20,000
                                           ---------      --------     ---------
     Total                                 1,634,382       126,210     1,760,592

In our last response on comment 39, we disclosed this table for December 31, 2005. While answering this question, it was discovered that South Residential Enterprises' Original amount and Interest amounts should have been $93,888 and $18,470, respectively, with the same total. We are including this revision in this response to avoid further questions. The total of each column changed accordingly but with the same amount in Total Due for all lines.

            NAME                            ORIGINAL      INTEREST     TOTAL DUE
            ----                           ---------      --------     ---------
JMB Associates                               250,000        38,342       288,342
JMB Associates                               380,000        34,481       414,481
Paul Janssens                                529,894            --       529,894
Avante                                       350,000            --       350,000
Cecil Harmon                                  10,600           452        11,052
Southern Residential Enterprises              93,888        18,470       112,358
Steves Rodriguez                              20,000            --        20,000
                                           ---------      --------     ---------
     Total                                 1,634,382        91,745     1,726,127

Warrants and Stock Options, page 35

      15. We note your response to our prior comment 34. However, the absence of an active trading market should not lead you to believe that the warrants have zero value. Rather, warrants are to be measured at fair value and the appropriate charge to operations should be recorded. Please reconsider your accounting for your warrants. Reference FAS 123 and EITF 96-18. In this regard, please update your disclosures as appropriate and ensure that you disclose the assumptions you used to value your warrants.

Response

With regards to this comment, and Comment 25, the Company engaged Stenton Leigh Valuation Group, Inc. who has determined that the 500,000 warrants issued on August 1, 2005 have a value of $.01 each; therefore we have revised the footnote at December 31, 2005 to show the pro forma charge to earnings per share.

All conforming modifications to the footnotes, including the addition of Note 14 (previous Note 14 renumbered to Note 15) to the financial statements for both the year ended December 31, 2005 and the period ended March 31, 2006, have been made.

Consolidated   Financial   Statements  for  the  period  ended  March  31,  2006
Consolidated Statement of Operations for the Three Months ended March 31, 2006, page 4

      16. It is unclear to us why your Diluted EPS is $0.01 per share. It would appear that the amount should be $0.00 per share based upon the 15,097,998 weighted average shares. Please clarify or revise.

Response

In Note 10, Earnings Per Share, the following table shows the calculation as follows:

                                                                  For the Three
                                                                   Months Ended
                                                                  March 31, 2006
                                                                  --------------

Numerator for basic income per share, as reported                         54,263

Preferred stock dividends                                                     --
                                                                  --------------
Income for basic EPS calculations                                         54,263
                                                                  --------------
Effect of dilutive securities, as reported
    Interest on convertible debt                                          43,379
                                                                  --------------

DILUTED INCOME FOR EPS CALCULATIONS                                       97,642
                                                                  --------------

WEIGHTED AVERAGE NUMBER OF SHARES FOR BASIC EPS                       10,514,350

Effect of dilutive securities, as reported
    Stock options                                                        466,667
    Warrants                                                           3,000,000
    Convertible debt                                                   1,116,981
                                                                  --------------
                                                                      15,097,998
                                                                  --------------

DILUTED INCOME PER SHARE
    Basic EPS                                                     $         0.01
                                                                  --------------

    Diluted EPS                                                   $         0.01
                                                                  --------------

As shown in the table, $54,263, the Income for Basis EPS Calculations, is divided by the Weighted Average Number of Shares for Basic EPS, 10,514,350, for a Basic EPS of $0.005161 which rounds to $0.01. Additionally, the Diluted Income for EPS Calculations of $97,642, is divided by the adjusted number of shares to reflect dilution, 15,097,998, for a Diluted EPS of $0.006467 which rounds to $0.01. Both EPS figures are correctly reflected on the Consolidated Statement of Operations for the Three Months Ended March 31, 2006.

Note 14, Subsequent Event, page 22

      17. Revise to include a discussion of the key terms of your Series C Preferred Stock.

Response

The Series C Preferred Stock was created with the approval of the Board of Directors on July 30, 2005. The Company offered up 1,000,000 shares of Series C Preferred Stock at the price of $2.65 per share. The shares contain a voluntary conversion right into common stock at the option of the holder. The shares will be automatically converted into common stock upon the (i) registration of a public offering in excess of $20,000,000, (ii) the sale of the assets of the company, (iii) or when the closing price of the stock in a public market exceeds $5 per share for 30 consecutive days. The holders have liquidation preference at $2.65 per share. The Series C Preferred Stock votes together with Common Stock and not as a separate class. The Company must register the stock if it has a public offering in excess of $20,000,000. The holders of the Series C Stock will receive dividends equal to 0.25% of the net profits of the company.

Consolidated Financial Statements for the year ended December 31, 2005

General

      18. Please revise to clarify how you are accounting for your minority interest. In this regard, it is unclear to us why you have included the amount within your equity balance instead of below total liabilities and why the amount is shown as a positive adjustment to, rather than a negative adjustment to your net income (loss) for the periods presented. Reference Rule 5-02-27 of Regulation S-X.

Response

The Minority Interest in two subsidiaries, ProSteel Builders Corporation and Universal Safe Structures, Inc., both with a 20% minority interest, has been moved on the Balance Sheet to a section between liabilities and equity. This has been reflected on the Balance Sheets for December 31, 2005 and March 31, 2006. Both subsidiaries recorded a loss for the applicable period, therefore the effect on our net income (loss) was positive.

Consolidated Statement of Operations and Deficit, page F-4

      19. We note your response to our prior comment 35. However, it does not appear that your disclosure was revised for the fiscal year ended December 31, 2005. In addition, we note that your proposed disclosure  includes a  presentation  of  "Anti-Diluted  EPS".  Such presentation is not appropriate. As previously mentioned, in situations where the inclusion of dilutive securities in the computation of diluted EPS would have an anti-dilutive effect on earnings per share, the diluted weighted average common shares outstanding on the face of your statement of operations should be the same number as the basic weighted average common shares outstanding. Further, the number of incremental shares issuable upon conversion of your convertible preferred stock or convertible debt and the exercise of stock options and warrants that were not include in the diluted earnings per share because their effect would be anti-dilutive should be disclosed in a footnote to the financial statements. Reference paragraphs 38 and 40c of SFAS 128. Please update your disclosures as appropriate.

Response

The line for "Anti-Diluted EPS" has been removed from Note 10 - Earnings Per Share, of the December 31, 2005 financials. See the response to Question #20 below for the corrected table as discussed.

Consolidated Statement of Cash Flows, page F-6

      20. We note your response to our prior comment 36. However, it does not appear that the revisions were made to your filing for the year ended December 31, 2005.

Response

Note 10, Earnings Per Share, as reflected on page F-18 of our filing showing the December 31, 2005 audit, reflects the exact information as disclosed in our response to your prior comment 36, as shown below:

                     ALTERNATIVE CONSTRUCTION COMPANY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2005

NOTE 10 - EARNINGS PER SHARE

      The Company presents both basic and diluted earnings per share (EPS) amounts. Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted EPS Is based upon the weighted average number of common and common equivalent shares outstanding during the year which is calculated using the treasury stock method for stock options and assumes conversion of the Company's convertible notes. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation.

      A reconciliation of net income and the weighted average number of common and common equivalent shares outstanding for calculating diluted earnings per share is as follows:

                                                                 For the Period
                                                                January 21, 2005
                                                                    (date of
                                                                 acquisition)
                                                                    Through
                                                               December 31, 2005
                                                               -----------------

Numerator for basic (loss) per share, as reported                      (318,177)

Preferred stock dividends                                                    --
                                                                    -----------
(Loss) for basic EPS calculations                                      (318,177)
                                                                    -----------

Effect of dilutive securities, as reported
    Interest on convertible debt                                        127,276

DILUTED (LOSS) FOR EPS CALCULATIONS                                    (190,901)

WEIGHTED AVERAGE NUMBER OF SHARES FOR BASIC EPS                       5,999,079

Effect of dilutive securities, as reported
    Stock options                                                       356,977
    Warrants                                                          2,973,837
    Convertible debt                                                  1,116,981
                                                                    -----------
                                                                     10,446,874
                                                                    -----------

DILUTED (LOSS) PER SHARE
    Basic and Diluted EPS                                           $     (0.05)
                                                                    -----------


                                     - F18 -

      21. The amount you have listed as you net loss does not agree with your Consolidated Statement of Operations and Deficit on page F-4. Please revise as appropriate.

Response

The Consolidated Statement of Cash Flows has been revised to properly reflect the net loss for the Predecessor for the period January 1 through January 20, 2005 of $31,310. The loss was incorporated in the ACC Net Loss line but has been correctly deducted from that line and properly reflected as "Acquisition Costs - Other" under "Cash Flows From Investing Activities" to properly balance the financials.

Note 1. Summary of Significant Accounting Policies, Organization and Operation, page F-7

      22. We note your response to our prior comment 37. However, your current disclosure does not clarify the break-out of your purchase price between ACT and QMS. Please revise as appropriate.

Response

Note 1 for March 31, 2006 has been revised to include the disclosures made in the same note for December 31, 2005. The revision is reflected below:

      In accordance with SFAS No. 141, "Business Combinations", the acquisition has been accounted for under the purchase method of accounting. The purchase price was allocated to ACT and QMS's tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as ascertained by an independent certified appraisal as of December 2004 (facility and land) and January 2005 (manufacturing equipment), with any excess being ascribed to goodwill. Management is responsible for determining the fair value of these assets. The fair value of the assets acquired and liabilities assumed represent management's estimate of fair values. Goodwill, as the result of the net of assets and liabilities, was a negative therefore management determined that there would be no value associated with the acquired patents and the fixed assets acquired would be reduced on an equal basis by the negative goodwill thereby reducing goodwill to zero. The following table summarizes the components of the purchase price and the activity and balance sheet of the acquired company at January 20, 2005:

COMPONENTS OF PURCHASE PRICE
Note Payable                                                        $   629,894
Series A Preferred Stock                                              1,500,000
                                                                    -----------
Total Purchase Price                                                $ 2,129,894
                                                                    -----------
BALANCE SHEET and ACTIVITY at JANUARY 20, 2005:
Assets:
Cash                                                                $    43,634
Accounts Receivable, net                                                158,674
Inventory                                                                70,738
Prepaid Expenses                                                         16,378
Property, Plant and Equipment, net                                      658,588
                                                                    -----------
Total Assets                                                        $   948,012
                                                                    -----------
Liabilities and Stockholders' Equity:
Accounts Payable and Accrued Expenses                               $   167,452
Debt                                                                     85,528
Stockholders' Equity                                                    695,032
                                                                    -----------
Total Liabilities and Stockholders' Equity                          $   948,012
                                                                    -----------
STATEMENT of OPERATIONS for the Period JANUARY 1 - 20, 2005:
Sales                                                               $    84,152
Cost of Sales                                                            80,786
                                                                    -----------
Gross Profit                                                              3,366
Operating Expenses                                                       34,676
                                                                    -----------
(Loss) from Operations                                                  (31,310)
                                                                    -----------
Net (Loss)                                                             ($31,310)
                                                                    -----------

      23. It is unclear how your total purchase price of $2,129,894 for ACT and QMS reconciles to the amounts you assigned to the assets and liabilities of the entities. Please revise to clarify. In this regard, please include a more comprehensive and specific discussion of how you determined that negative goodwill resulted from the acquisition. Reference paragraph 51 and Appendix C of FAS 141.

Response

      The following table is a detail of the reduction (net) of $370,106 from the acquisition price of $2,500,000 to $2,129,894:

                                          ACT           ACT          QMS         QMS
                                         STOCK         CASH         STOCK        CASH          TOTAL
                                       ----------   ----------    ----------   ----------   ----------
Purchase Price

     Series A Preferred Stock             750,000           --       750,000           --    1,500,000

     Note Payable                              --      500,000            --      500,000    1,000,000
                                       ----------   ----------    ----------   ----------   ----------

Total Purchase Price                      750,000      500,000       750,000      500,000    2,500,000
                                       ----------   ----------    ----------   ----------   ----------
Adjustments to Purchase Price:
     Accounts Receivable (a)                   --     (202,611)           --           --     (202,611)

     Accounts Payable (b)                      --     (134,441)           --           --     (134,441)

     Unrecorded Lease (c)                      --      (16,271)           --           --      (16,271)

     Fixed Assets (d)                          --       (1,982)           --           --       (1,982)

     Physical Inventory (e)                    --       (7,245)           --           --       (7,245)
     Unpaid Payroll at Acq. Date (f)           --       (7,556)           --           --       (7,556)
                                       ----------   ----------    ----------   ----------   ----------

Total Adjustments                              --     (370,106)           --           --     (370,106)
                                       ----------   ----------    ----------   ----------   ----------

Net Purchase Price                        750,000      129,894       750,000      500,000    2,129,894
                                       ----------   ----------    ----------   ----------   ----------

(a)   Uncollectable accounts receivable on books at acquisition date.
(b)   Unrecorded liabilities not on books at acquisition date.
(c)   Contractual lease for forklifts not recorded on books at acquisition date.
(d) Fixed assets on books that had previously disposed of or transferred to unrelated party.
(e)   Adjustment to reflect physical inventory at date of acquisition.
(f) Predecessor liability for payroll at date of acquisition and subsequently paid by Purchaser.

The purchase price of ACT and the select assets of QMS was $2,500,000. The actual value of the assets (net) purchased was $2,564,984 as shown below:

                                      PURCHASE    ADJUSTMENTS

                                       BEFORE        FROM

                                    ADJUSTMENTS      ABOVE        TOTAL


Appraised value of fixed assets      2,528,540                  2,528,540

Other assets & liabilities, net         36,444     (370,106)     (333,662)
                                    ----------   ----------    ----------


Acquired assets, net                 2,564,984     (370,106)    2,194,878


Purchase price                       2,500,000     (370,106)    2,129,894
                                    ----------   ----------    ----------


Value in excess of purchase price       64,984           --        64,984
                                    ==========   ==========    ==========

Allocation to reduce the value of
acquired fixed assets                   64,984           --        64,984
                                    ==========   ==========    ==========

      24. We note your reference to an independent certified appraiser. Either identify this expert or delete your reference to them. We remind you that if you identify and refer to an expert, you must file their consent as an exhibit. Refer to Section 436(b) of Regulation C.

Response

The Company used two independent appraisers in regards to the certified appraisals for the manufacturing facility and the land and the manufacturing equipment located at the manufacturing facility. A revision to the footnote has been made as follows:

      In accordance with SFAS No. 141, "Business Combinations", the acquisition has been accounted for under the purchase method of accounting. The purchase price was allocated to ACT and QMS's tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as ascertained by an independent certified appraisal as of December 2004 (facility and land prepared by Johnstone Group, Inc. of Jackson, TN) and January 2005 (manufacturing equipment prepared by Neiman-Ross of Nashville, TN), with any excess being ascribed to goodwill. Management is responsible for determining the fair value of these assets. The fair value of the assets acquired and liabilities assumed represent management's estimate of fair values. Goodwill, as the result of the net of assets and liabilities, was a negative therefore management determined that there would be no value associated with the acquired patents and the fixed assets acquired would be reduced on an equal basis by the negative goodwill thereby reducing goodwill to zero. The following table summarizes the components of the purchase price and the activity and balance sheet of the acquired company at January 20, 2005:

This footnote was updated in both the December 31, 2005 audit and the unaudited financial statements dated March 31, 2006.

Additionally, the following two paragraphs have been added to the Expert section:

      The Appraisal Report of our facility and land located in Bolivar, Tennessee, dated December 21, 2004 included in this Prospectus have been so included in reliance on the report of Johnstone Group, Inc., an independent certified general real estate appraiser, given on the authority of said firm as experts in appraising real estate.

      The Appraisal of our manufacturing equipment located in Bolivar, Tennessee, dated January 31, 2005 included in this Prospectus have been so included in reliance on the report of Neiman-Ross Associates, Inc., an independent appraiser belonging to the American Society of Appraisers, given on the authority of said firm as experts in business and equipment valuations.

Subsequently, a third independent expert was hired in regards to the valuation of stock options and warrants (see questions 15 and 25). The proper disclosure in the Expert section as well as the consent are part of this filing.

Note 13. Stock Option Plan, page F-20

      25. We have reviewed your response to our prior comment 41 and have the following additional comments:

            o Please confirm to us that your options were granted at the fair value of your common stock. If the option exercise price was less than the fair value of your common stock, please tell us how you concluded that no compensation expense was required. Reference ABP 25.
            o Tell us if your options were granted to employees or non-employees. If options were given to non-employees, please tell us how you determined that no compensation expense was required. Reference EITF 96-18.

            o Tell us how you concluded that there would be no pro forma stock compensation expense related to your stock options for the year ended December 31, 2005. Reference FAS 123.
            o Given that it appears you have unvested stock options, tell us how you determined that compensation expense did not need to be recorded for the period ended March 31, 2006 in accordance with FAS 123R.

Response

In response to Question 25 (and prior question 15), all options were granted to employees and our conclusion as confirmed by Stenton Leigh Valuation Group, Inc. is that there is no pro forma stock compensation expense related to stock options issued for the year ended December 31, 2005. As stated, the absence of pro-forma stock expense, was based upon the Company retaining outside consultants specializing in valuation determinations of stock options granted. The full report issued by these consultants to the Company utilizes acceptable valuation determinations in accordance with APB 25, EITF 96-18, FAS 123 and FAS 123R. Additionally, based upon the above discussion, no compensation expense was recorded for the period ended March 31, 2006 as well and in accordance with FAS 123R.

All applicable modifications to the footnotes to the financial statements for both the year ended December 31, 2005 and the period ended March 31, 2006, have been made.

Combined Statements of Cash Flows, page F-28

      26. We note your response to our prior comment 42. However, the amount disclosed on your cash flow of $841,088 still does not agree with your Combined Statements of Shareholders' Equity on page F-27 or in
            Note 6 on page F-32 which states that the amount is $859,547. Please advise or revise.

Response

The 2004 and 2003 combined audit for Alternative Construction Technologies Corporation and Quality Metal Systems LLC was adjusted to correctly reflect the Shareholder Advances. The offset was to Depreciation and Amortization. All numbers are correct. Also, in the last filing of the SB-2, the heading for this page only in the audit had Alternative Construction Company, Inc., not Alternative Construction Technologies Corporation. This was typographical error and is corrected in this filing.

                ALTERNATIVE CONSTRUCTION TECHNOLOGIES CORPORATION
                            QUALITY METAL SYSTEMS LLC

                        COMBINED STATEMENTS OF CASH FLOWS

                        FOR THE YEARS ENDED DECEMBER 31,

                                                       2004           2003
CASH FLOWS FROM OPERATING ACTIVITIES:

Net (loss)                                         $  (889,000)   $(1,056,536)
                                                   -----------    -----------
Adjustments to reconcile net loss to net cash
provided by operations activities:
   Depreciation and amortization                        25,726        144,184
Changes in assets and liabilities:
   Accounts receivable - trade                         (34,889)       (10,828)
   Inventories                                          43,722         43,443
   Prepaid expenses and other current assets           (10,303)       (14,372)
   Accounts payable                                    (31,014)        81,447
   Accrued expenses and taxes payable                   27,948         22,668
   Deferred revenue                                     12,000              0
                                                   -----------    -----------
       Total adjustments                                33,190        266,542
                                                   -----------    -----------
       Net cash (used in) operating activities        (855,810)      (789,994)
                                                   -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayment of mortgage                                (9,172)       (14,846)
   Shareholder advances/paid-in capital                859,547        780,009
                                                   -----------    -----------
       Net cash provided by financing activities       850,375        765,163
                                                   -----------    -----------
Net decrease in cash and cash equivalents               (5,435)       (24,831)
Cash and cash equivalents, beginning of year            44,032         68,863
                                                   -----------    -----------
Cash and cash equivalents, end of year             $    38,597    $    44,032
                                                   -----------    -----------

Legal Opinion

      27. Please clarify the offering that exhibit 5.1 relates to. The first paragraph states that you acted as counsel to Alternative Construction Company, Inc. in connection with the preparation of a registration statement on Form SB-2 to be filed on or about August 31, 2004; however, Alternative Construction Company first filed this registration statement on September 8, 2005. Please file an updated opinion that refers to your current registration statement with the file number 333-128191.

Response

The legal opinion has been updated and amended in accordance with the Staff's comment.

Item 26. Recent Sales of Unregistered Securities

      28. Please include the information required by Item 701 of Regulation S-B for all unregistered securities offerings in the past three years, not simply sales of common stock. In this regard, we note your discourse under Note 14 - Subsequent Events that you sold 188,679 shares of Series C Preferred stock to New Millennium Entrepreneurs on May 10, 2006 for $500,000.

Response


This section has been updated to provide the information required under Regulation S-B Item 701 and with respect to New Millenium Enterprises, the following information is provided:


Item A - May 10, 2006, Series C Preferred, 188,679 shares sold
Item B - There were no underwriters of the securities sold.
Item C - $500,000 aggregate price with no commissions.
Section 4(2) of the Securities Act of 1933, as amended.
Item E - The shares will be  automatically  converted into common stock upon the
(i) registration of a public offering in excess of $20,000,000, (ii) the sale of the assets of the Company, (iii) or when the closing price of the stock in a public market exceeds $5 per share for 30 consecutive days. The Company must register the stock if it has a public offering in excess of $20,000,000.
Item F - Not applicable.

      Please contact the undersigned should require any additional information. The Company wishes to coordinate an acceleration request for this offering on or before August 10, 2006.


                                        Very truly yours,


                                        Thomas G. Amon

cc:   Alternative Construction Company, Inc.
      Liebman Goldberg & Drogin LLP